Exhibit (a)(2)(v)

TODD SHIPYARDS CORPORATION

December 30, 2010

Dear Stockholder:

On behalf of the Board of Directors of Todd Shipyards Corporation (the “Company”), I am pleased to inform you that on December 22, 2010, the Company entered into a definitive Merger Agreement to be acquired by Nautical Miles, Inc. (“Purchaser”), a subsidiary of Vigor Industrial LLC (“Vigor”). Vigor and its subsidiaries operate several businesses that provide ship repair and conversion, barge building, industrial coating, machining, industrial real estate, and fabrication services. Pursuant to the terms of the Merger Agreement and subject to the conditions set forth in Purchaser’s Offer to Purchase, Purchaser commenced a tender offer today to purchase all of the outstanding shares of the Company’s common stock for $22.27 per share in cash, without interest and less applicable withholding taxes (the “Offer Price”).

Following completion of the tender offer, Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation in the merger. In the merger, all shares of the Company’s common stock not purchased in the tender offer (other than shares held in the Company’s treasury, by Vigor or its subsidiaries, or by any stockholder of the Company who validly exercises appraisal rights under Delaware law) will be converted into the right to receive the Offer Price.

After careful consideration, the Company’s Board of Directors, by a unanimous vote of the disinterested directors, has determined that the Merger Agreement, the tender offer, the merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the Company and its stockholders, and approved and declared advisable the Merger Agreement, the tender offer, the merger and the other transactions contemplated by the Merger Agreement.

Accordingly, the Company’s Board of Directors, by a unanimous vote of the disinterested directors, recommends that the Company’s stockholders accept the tender offer and tender their shares in the tender offer and, if required by applicable law, adopt the Merger Agreement and approve the merger.

The enclosed solicitation/recommendation statement contains additional information relating to the tender offer and the merger, including a description of the reasons for the Board of Directors’ recommendations described above. Also enclosed are the Purchaser’s Offer to Purchase, dated December 30, 2010, a Letter of Transmittal for use in tendering your shares and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before tendering your shares.

You should act promptly, as the tender offer is scheduled to expire at 12:00 midnight, New York City time, on January 28, 2011, unless extended or earlier terminated.

1801 16th Avenue Southwest, Seattle, WA 98134 ¿ P.O. Box 3806, Seattle, WA 98124

www.ToddPacific.com

On behalf of the Board of Directors and management of the Company, we thank you for your support.

Sincerely,

Stephen G. Welch

Chief Executive Officer

Todd Shipyards Corporation